Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. For additional information relating to our Management’s Discussion and Analysis of Financial Condition and Results of Operation, please see our annual report on form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission on May 19, 2011.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” “projects”, “forecasts”, “may”, “should” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Forward-looking statements include statements regarding:

•	our future operating or financial results;

•

our financial condition and liquidity, including our ability to comply with our loan covenants and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses and general and administrative expenses;

•	the useful lives and value of our vessels;

•	our ability to receive in full or partially our accounts receivable and insurance claims;

•	greater than anticipated levels of drybulk vessel new building orders or lower than anticipated rates of drybulk vessel scrapping;

•	changes in the cost of other modes of bulk commodity transportation;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	changes in condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);

•	competition in the seaborne transportation industry;

•	global and regional economic and political conditions;

•	fluctuations in currencies and interest rates;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the drybulk shipping industry;

•	the overall health and condition of the U.S. and global financial markets;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels and our expected recoveries of claims under our insurance policies;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this report, or the documents to which we refer you in this report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

FreeSeas Inc. is a Republic of the Marshall Islands company that is referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, together with its subsidiaries, as “FreeSeas Inc.,” “FreeSeas,” “the Company,” “the Group,” “we,” “us,” or “our.”

The historical consolidated financial results of FreeSeas described below are presented, unless otherwise stated, in thousands of United States dollars.

Overview

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. Our fleet currently consists of six Handysize vessels and one Handymax vessel that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” We have entered into contracts for the construction of two newbuilding Handysize bulk carriers, of approximately 33,600 dwt each, with a Chinese shipyard. These new vessels are scheduled for delivery in the second and third quarters of 2012. As of November 21, 2011, the aggregate dwt of our operational fleet is approximately 197,200 dwt and the average age of our fleet is approximately 14 years.

Our investment focus is in the Handysize sector. Handysize vessels are, we believe, more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We believe this segment also offers better demand and supply demographics than other drybulk asset classes.

We have contracted the management of our fleet to Free Bulkers S.A., referred to as our Manager, an entity controlled by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and one of our principal shareholders. Our Manager provides technical management of our fleet, financial reporting and accounting services and office space. Our Manager has subcontracted the charter and post-charter management of our fleet to Safbulk Pty Ltd., a company controlled by the Restis family, which also is one of our shareholders. While Safbulk is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

Recent Developments

a)	On June 9, 2011, we extended the expiration date and reduced the exercise price of our Class Z warrants, listed under the symbol “FREEZ.” The expiration date of the warrants was extended to August 12, 2011. As of August 12, 2011, 8,865 Class Z warrants had been exercised and the remaining Class Z warrants expired unexercised. In addition, the 150,000 Class A warrants held by our founding shareholders, which had an exercise price of $5.00 per 1/5 share or $25.00 per whole share, were not exercised and expired by their terms on July 29, 2011.

b)

On July 15, 2011 the Company entered into a Fourth Supplemental Agreement with Credit Suisse, which amended its existing credit facility to, among other things, defer our payments totaling $2,000 originally due in July 2011 until September 2011. The Fourth Supplemental Agreement, as originally entered into, contemplated that we would complete a proposed debt financing with an unrelated party, and that if the debt financing did not occur by September 5, 2011, we would sell either the M/V Free Jupiter or the M/V Free Lady not later than October 10, 2011, with delivery of and payment for the vessel within 28 days from the date of the sale agreement. This debt financing did not occur. On

November 8, 2011, we sold the M/V Free Lady for a purchase price of $21.9 million. In light of the successful sale of the M/V Free Lady, we entered into a Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse, which amends our existing credit facility to, among other things, reduce the next five loan repayment installments starting from the third quarter of 2011. Pursuant to this agreement, we have agreed to enter into a period time charter of at least 12 months for all of our mortgaged vessels not later than December 31, 2011, which charter would cover the vessels’ debt service plus $1.0 million. If the foregoing time charters are not entered into by the date required, we have agreed that we will sell, not later than January 31, 2012, either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero. In addition, under the Fifth Supplemental Agreement, the margin on this facility is increased to 3.25% during the period until either the period employment or the sale procedure has been completed, after which time the margin will be reduced to 2.75%.

c)	On September 2, 2011 the Company instructed the Deutsche Bank Nederland in accordance with relevant provision of the facility agreement to postpone the repayment installment of $750 due on September 18, 2011, which will be paid on the termination date in December 2015.

d)	In October 2011, the Company following negotiations with Deutsche Bank Nederland deferred the payment of a success fee equal to the greater of (i) 2.25% of the amount then outstanding on the facility B term loan or (ii) $100, due on November 1, 2011 to early 2012.

e)	On November 8, 2011, the Company sold the M/V Free Lady, a 2003-built, 50,246 dwt Handymax dry bulk carrier, for a sale price of $21.9 million and recognized a loss of $4,949 as a result of the sale. From the net proceeds of the sale, the Company paid on November 8, 2011 the amount of $19,800 constituting prepayment towards the Credit Suisse Loan facility.

f)	In November, 2011, the Company agreed with the shipyard to defer the payment of the installments amounting each to $2,440, due in November, 2011 and in February, 2012 for Hull 1 and Hull 2, respectively, to February, 2012 and April, 2012 for Hull 1 and Hull 2, respectively.

Employment and Charter Rates

All of our vessels are currently being chartered in the spot market. The following table details the vessels in our fleet as of November 17, 2011:

Vessel Name	Type	Built	Dwt	Employment
M/V Free Jupiter	Handymax	2002	47,777	About 50 day time charter trip at $12,100 per day through November 2011
M/V Free Knight	Handysize	1998	24,111	About 2-3 month time charter trip at $8,000 per day through November 2011
M/V Free Maverick	Handysize	1998	23,994	About 25-30 day time charter trip at $12,000 per day through December 2011 and a Gross Ballast Bonus of $85,000
M/V Free Impala	Handysize	1997	24,111	About 3-4 month time charter trip at $9,000 for the first 90 days and $10,500 per day thereafter, through December 2011/ February 2012
M/V Free Neptune	Handysize	1996	30,838	On scheduled dry-dock with expected completion in November 2011
M/V Free Hero	Handysize	1995	24,318	About 30-70 day time charter trip at $10,500 per day through December 2011/ January 2012
M/V Free Goddess	Handysize	1995	22,051	About 15 day time charter trip at $9,000 per day through November 2011

Important Measures for Analyzing Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

•

Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are offhire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•

Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

•

Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reason.

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Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•

Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•

Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

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Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

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Adjusted EBITDA We consider Adjusted EBITDA to represent net earnings before taxes, depreciation and amortization, amortization of deferred revenue, back log asset, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, interest and finance cost net, provision and write-offs of insurance claims and bad debts, and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. We use Adjusted

EBITDA because it presents useful information to management regarding our ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. We also believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non- cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

Performance Indicators

(All amounts in the table below in thousands of U.S. Dollars except for fleet data and average daily results)

The following performance measures were derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2011 and 2010 included elsewhere in this analysis. The historical data included below is not necessarily indicative of our future performance.

	Six Months Ended
	June 30,
	2011	2010
Adjusted EBITDA (1)	$4,726	$15,857
Fleet Data:
Average number of vessels (2)	8.73	10
Ownership days (3)	1,580	1,810
Available days (4)	1,566	1,752
Operating days (5)	1,529	1,673
Fleet utilization (6)	98%	96%
Average Daily Results:

Average TCE rate (7)	$10,460	$17,420
Vessel operating expenses (8)	4,985	5,544
Management fees (9)	605	572
General and administrative expenses (10)	1,356	1,040
Total vessel operating expenses (11)	5,590	6,116

1)	Adjusted EBITDA reconciliation to net (loss)/income: Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, amortization of deferred revenue, back log asset, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, interest and finance cost net, provision and write-offs of insurance claims and bad debts, and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted

EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs.

We use Adjusted EBITDA because it presents useful information to management regarding our ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. We also believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

	Six Months Ended
	June 30,
	2011	2010
	( U.S. dollars in thousands)
Net (loss) / income	$(49,371)	$4,695
Depreciation and amortization	6,241	8,914
Amortization of deferred revenue	(136)	(512)
Stock-based compensation expense	125	277
(Gain) on sale of vessel	(1,561)	—
Vessel impairment loss	47,298	—
Loss on derivative instruments	116	364
Interest and finance costs, net of interest income	1,886	2,119
Bad debt provision	128	—

Adjusted EBITDA	$4,726	$15,857

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.
(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.
(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.
(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Six Months Ended
	June 30,
	2011	2010
	(U.S. dollars in thousands, except
	per diem amounts)
Operating revenues	$17,133	$32,107
Voyage expenses and commissions	(1,139)	(2,963)

Net operating revenues	15,994	29,144
Operating days	1,529	1,673

Time charter equivalent daily rate	$10,460	$17,420

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Six Months Ended
	June 30,
	2011	2010
	(U.S. dollars in thousands, except per diem amounts)
Vessel operating expenses	$7,876	$10,034
Ownership days	1,580	1,810

Daily vessel operating expenses	$4,985	$5,544

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.
(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation expense) by ownership days for the relevant period.
(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expense and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Results of Operations

Six Months Ended June 30, 2011 as Compared to Six Months Ended June 30, 2010

The historical consolidated financial results of FreeSeas described below are presented, unless otherwise stated, in thousands of United States dollars.

REVENUES — Operating revenues for the six months ended June 30, 2011 were $17,133 compared to $32,107 for the six months ended June 30, 2010. The decrease of $14,974 is mainly attributable to the lower average daily TCE rate of $10,460 in the six months ended June 30, 2011 compared to an average daily TCE rate of $17,420 in the six months ended June 30, 2010 on the back of weak spot charter market rates and to a lesser degree to the decrease of the average number of vessels in our fleet to 8.7 vessels for the six months ended June 30, 2011 compared to 10 vessels for the six months ended June 30, 2010.

VOYAGE EXPENSES AND COMMISSIONS — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $132 for the six months ended June 30, 2011, as compared to $1,106 for the six months ended June 30, 2010. The variance in voyage expenses reflects mainly the bunkers delivery – redelivery transactions which expired during the six-month period of 2011 and the reduced average number of vessels to 8.7 in the six months ended June 30, 2011 from 10 in the six months ended June 30, 2010.

For the six months ended June 30, 2011, commissions charged amounted to $1,007, as compared to $1,857 for the six months ended June 30, 2010. The decrease in commissions is mainly due to the decrease of operating revenues for the six months ended June 30, 2011 compared to the six months ended June 30, 2010. The commission fees represent commissions paid to the Manager, other affiliated companies associated with family members of our CEO, and unaffiliated third parties relating to vessels chartered during the relevant periods. For the six months ended June 30, 2011, commissions paid to the Manager equal 1.25% of gross hire or freight for vessels, which in turn pays 1.25% of gross hire and freight to Safbulk.

OPERATING EXPENSES — Vessel operating expenses, which include crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $7,876 in the six months ended June 30, 2011, as compared to $10,034 in the six months ended June 30, 2010. The decrease of $2,158, which is translated to daily operating expenses of $4,985 for the six months ended June 30, 2011 versus $5,544 for the six months ended June 30, 2010 is primarily due to the intensification of the cost cutting initiatives initiated in the fourth quarter of 2010 and the ownership of 8.7 vessels versus 10 during the same period of the prior year.

DEPRECIATION AND AMORTIZATION — For the six months ended June 30, 2011, depreciation expense totaled $5,679 as compared to $7,887 for the six months ended June 30, 2010. The decrease of $2,208 in depreciation expense resulted from the classification of the M/V Free Hero, the M/V Free Impala and the M/V Free Neptune as “held for sale” in the accompanying unaudited condensed consolidated balance sheet for the six months ended June 30, 2011, the sale of M/V Free Destiny on August 27, 2010 and the sale of M/V Free Envoy on May 13, 2011. For the six months ended June 30, 2011, amortization of dry-dockings and special survey costs totaled $562, a decrease of $465 over the $1,027 expenses reported in the six months ended June 30, 2010. The main reason for the decrease is the write-off of certain dry-docking costs due to the classification of the M/V Free Hero, the M/V Free Impala and the M/V Free Neptune as “held for sale”, as well as, the management’s commitment to a plan of sale of the M/V Free Jupiter and M/V Free Lady for the six months ended June 30, 2011.

MANAGEMENT FEES — Management fees for the six months ended June 30, 2011 totaled $956, as compared to $1,035 in the six months ended June 30, 2010. The $79 decrease in management fees mainly resulted from the reduced average number of vessels under the technical management of the Manager to 8.7 in the six months ended June 30, 2011 from 10 in the six months ended June 30, 2010 counterbalanced by the increase of the monthly management fee per vessel to $18.975 from $16.5, effective June 1, 2011.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses, which include, among other things, legal, audit, audit related expenses, travel expenses, communications expenses, and services fees and expenses charged by the Manager, totaled $2,267 (including $125 stock-based compensation expense) for the six months ended June 30, 2011, as compared to $2,160 (including $277 stock-based compensation expense) for the six months ended June 30, 2010. The difference was primarily due to the new office relocation expenses.

BAD DEBT PROVISION — The amount of $128 refers to write-offs of various long outstanding accounts receivable.

GAIN ON SALE OF VESSEL — The Company recognized a gain of $1,561 on the sale of the M/V Free Envoy, a 1984 built 26,318 dwt Handysize dry bulk vessel for a sale price of $4,200. The vessel was delivered to the buyers on May 13, 2011.

VESSEL IMPAIRMENT LOSS — The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Impala and the M/V Neptune as “held for sale” in the accompanying unaudited interim condensed consolidated balance sheet for the six months ended June 30, 2011 at their estimated market values as these were determined by independent brokers less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. Furthermore subsequent to June 30, 2011, as a result of the fourth supplemental agreement, the Company entered with Credit Suisse on July 15, 2011, it committed to a plan of sale of the vessels M/V Free Jupiter and M/V Free Lady. Thus, the Company also assessed for recoverability the carrying value of M/V Free Jupiter and M/V Free Lady, including unamortized deferred dry docking costs of $177, due to their expected sale. In performing its assessment, the Company compared the carrying value of the vessels with their estimated fair value at June 30, 2011 determined by independent brokers. As a result of this assessment the Company has recognized an impairment loss of $46,515 in the unaudited interim condensed consolidated statements of operations of which $15,048 relates to the M/V Free Jupiter and $31,467 to the M/V Free Lady.

As of June 30, 2011, the Company compared the carrying values of the M/V Free Hero, the M/V Free Impala and the M/V Free Neptune with their estimated market values as these were determined by independent brokers less costs to sell and recognized an impairment loss of $783 in the unaudited interim condensed consolidated statements of operations, of which $728 relates to the M/V Free Hero and $55 to the M/V Free Impala. No impairment loss was recognized for the M/V Free Neptune as her estimated market value less costs to sell exceeded her carrying value.

FINANCING COSTS — Financing costs amounted to $1,890 in the six months ended June 30, 2011 and $2,148 for the six months ended June 30, 2010. The decrease of the loan interest expense incurred in the six months ended June 30, 2011 as compared to the same period in 2010 was mainly attributed to a lower debt balance, a lower weighted average interest rate of 2.5% versus 3.0% during the first six months of 2011 as compared to the first six months of 2010, respectively and the capitalized interest of $112 for the six months ended June 30, 2011. The reduction was partially counterbalanced by the commitment fees of $277 incurred in the six months ended June 30, 2011 in relation to the availability of pre- and post-delivery financing for the construction of the Hull 1 and Hull 2.

GAIN /(LOSS) ON INTEREST RATE SWAPS — Under the terms of the two swap agreements, we make quarterly payments to the counterparty based on decreasing notional amounts, standing at $6,819 and $3,651 as of June 30, 2011 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments of 3-month LIBOR to us based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively.

The gain (loss) on our two interest rate swaps, which is separately reflected in the unaudited condensed consolidated statements of operations comprises of a realized loss of $285 and an unrealized gain of $169, and a realized loss of $286 and an unrealized loss of $78 for the six months ended June 30, 2011 and 2010, respectively. The change is attributable to the interest rate differential between floating and fixed interest rates in the six months ended June 30, 2011 compared to the same period in 2010.

NET LOSS — Net loss for the six months ended June 30, 2011 was $49,371, as compared to $4,695 net income for the six months ended June 30, 2010. The net loss for the six months ended June 30, 2011 resulted primarily from the weaker freight market during the six months ended June 30, 2011 as compared to the same period in 2010 and the effect of the following non-cash items in the six months ended June 30, 2011: (i) the impairment loss of $783 as a result of the classification of the M/V Free Hero, M/V Free Impala and M/V Free Neptune as “held for sale” and the impairment loss of $46,515 recognized for the M/V Free Jupiter and M/V Free Lady due to their expected sale, (ii) the write-off of $128 that relates to long outstanding accounts receivable and (iii) the gain on sale of $1,561 of M/V Free Envoy on May 13, 2011.

Liquidity and Capital Resources

We have historically financed our capital requirements from equity provided by our shareholders, operating cash flows and long-term borrowings. As of June 30, 2011, our borrowings totaled $109,921, which has been further reduced by loan repayments of $1,175 we made from July 1, 2011 through November 22, 2011 and the prepayment of $19,800 towards the Credit Suisse loan facility from the proceeds of the sale of the M/V Free Lady on November 8, 2011. As of November 17, 2011, our total debt amounted to $88,946. We have primarily used our funds for capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and payment of dividends.

At June 30, 2011, our current liabilities exceeded our current assets by $7,606. In addition, we have entered into contracts with a Chinese shipyard for the construction of two newbuilding Handysize drybulk vessels of approximately 33,600 dwt each, for an aggregate purchase price of approximately $48,800 (excluding extra costs of approximately $920). The expected short term capital commitments to fund the construction installments under the shipbuilding contracts for the first six months of 2012 amount to $24,860, of which

$17,760 will be provided pursuant to the commitments for pre- and post-delivery financing to be provided by ABN AMRO in an amount up to $32,400, subject to customary legal documentation.

Cash expected to be generated from our operations, assuming that current market charter hire rates prevail for the remainder of 2011, may not be sufficient to cover our ongoing working capital requirements and capital commitments, or for us to be in compliance with covenants contained in our loan agreements. We are currently exploring several alternatives, with the emphasis on managing our working capital requirements and other commitments if current market charter hire rates continue. These alternatives include equity offerings, refinancing of our borrowings, disposition of certain vessels in our current fleet, requesting deferrals of upcoming loan installments under our loan agreements and payments under our shipbuilding contracts, and taking steps to achieve additional reductions in operating and other costs. There can be no assurances, however, that we will be able to complete any or all of these alternatives. If we are not able to do so, and the current low charter rates continue, we may not be able to meet all of our obligations.

In 2009, we suspended the payment of cash dividends on our common stock because of prevailing economic conditions and to comply with restrictions in certain of our loan agreements. Because economic conditions remain uncertain, and because we are focusing on managing our cash obligations and renewing our fleet, we will not resume the payment of cash dividends at this time.

The dry bulk carriers we owned had an average age of approximately 14 years as of November 17, 2011. Effective April 1, 2009, and following our reassessment of the useful lives of our assets, the vessels’ useful life was increased from 27 to 28 years. Our estimate was based on the current vessels’ operating condition and the conditions prevailing in the market for same type of vessels. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.

Cash Flows

Six months ended June 30, 2011 as Compared to Six months ended June 30, 2010

OPERATING ACTIVITIES — Net cash from operating activities decreased by $10,432 to $3,707 for the six months ended June 30, 2011, as compared to $14,139 of net cash from operating activities for the six months ended June 30, 2010. The decrease resulted from the weak freight market in the six months ended June 30, 2011 compared to the same period in 2010.

INVESTING ACTIVITIES — Net cash used in investing activities during the six months ended June 30, 2011 was $1,419, as compared to nil for the six months ended June 30, 2010. This increase reflected the advance of the second installments amounting to $2,440 each for Hull 1 and Hull 2 partially reduced by the net proceeds from the sale of M/V Free Envoy on May 13, 2011.

FINANCING ACTIVITIES — The cash used in financing activities for the six months ended June 30, 2011 was $5,658, as compared to $7,284 used in the six months ended June 30, 2010. The decrease in cash used in financing activities was mainly due to the decrease in restricted cash of $4,880 attributed to the release of the pledged deposit to ABN AMRO Bank in respect of the guarantee provided for the second installments of Hull 1 and Hull 2, which the Company advanced to the shipyard in March and May 2011, respectively. In addition, the decrease was counterbalanced by the increased payments of bank loans in the six months ended June 30, 2011 compared to the same period of 2010 due to the prepayment of $3,700 to Deutsche Bank Nederland facility B as a result of the sale of M/V Free Envoy on May 13, 2011.

Long-Term Debt

All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 1.25% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the six months ended June 30, 2011 and 2010 was 2.5% and 3.0%, respectively. Interest expense incurred under the above loan agreements amounted to $1,486 (net of capitalized interest $112) and $2,016 for the six months ended June 30, 2011 and 2010, respectively, and is included in “Interest and Finance Costs” in the accompanying unaudited interim condensed consolidated statements of operations.

On November 1, 2011, according to the terms of the loan agreement with Deutsche Bank Nederland, the Company should pay towards Deutsche Bank Nederland facility in relation to M/V Free Maverick a success fee calculated on the facility amount then outstanding. In October 2011, the Company following negotiations with Deutsche Bank Nederland deferred the payment of the success fee to early 2012.

On September 10, 2010, the Company signed an offer letter with ABN AMRO Bank securing, subject to customary legal documentation, commitments for pre-delivery and post-delivery debt financing up to an amount of $32,400 for the purchase of two newbuilding Handysize vessels. The facility, which will be available for drawdown until December 31, 2012, is repayable in 20 quarterly installments plus a balloon payment, commencing three months after the delivery of the vessels. The vessels will be used as collateral for the facility. According to the agreed terms, the facility will bear interest at LIBOR plus margin and will include customary financial covenants. In addition, an arrangement fee will be paid upon signing of the agreement. The Company has incurred commitment fees of $277 for the six months ended June 30, 2011, relating to this facility, which are included in the accompanying unaudited interim condensed consolidated statements of operations in “Interest and Finance Costs.”

On October 4, 2010, ABN AMRO Bank issued letters of guarantee in favor of the Chinese yard covering the second installment for the newbuilding vessels, amounting to $2,440 for each vessel. On the same date, the Company entered into a bank guarantee facility agreement for the issuance of the letters of guarantee. The letters of guarantee mature on the earliest between the date of the payment of the second installment and November 30, 2011. In March 2011 and May 2011, we advanced the second installment amounting to $2,440 and $2,440 for Hull 1 and Hull 2, respectively, and the relevant letters of guarantee were cancelled.

In June 2011, the Company requested deferral of $338 out of $838 payment due on June 16, 2011 under its facility with FBB. Following several communications with the bank, the Company made this payment on August 24, 2011. Upon receipt of the payment, FBB confirmed by letter dated August 30, 2011 that there were no unpaid or overdue amounts under this facility.

Loan Covenants

As of June 30, 2011, our loan agreements contain various financial covenants as follows:

•

Credit Suisse loan agreement: (i) we are required to maintain minimum cash balances of $375 for each of our vessels covered by the loan agreement; and (ii) the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance and the swap exposure.

•

FBB loan agreement: (i) we are required to maintain an average corporate liquidity of at least $3,000; (ii) the leverage ratio of the corporate guarantor shall not at any time exceed 55%; (iii) the ratio of EBITDA to net interest expense shall not be less than 3; and (iv) the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter. The covenants described in clauses (i), (ii) and (iii) above are tested annually on December 31st.

•

Deutsche Bank Nederland loan agreement: (i) the interest coverage ratio to be recalculated and reset; (ii) the debt service coverage ratio to be recalculated and reset; (iii) the gearing ratio shall not exceed 2.5; (iv) the outstanding loan balance shall not be more than a ratio of the fair market value of the financed vessels as follows: (a) 100% from July 1, 2010 until and including June 30, 2011, (b) 110% from July 1, 2011 until and including June 30, 2012, (c) 120% from July 1, 2012 until and including December 30, 2012 and (d) 125% from December 31, 2012 and thereafter.

The covenants described in clauses (i), (iii) and (iv) above are tested quarterly and the covenant in clause (ii) above is tested annually on December 31st.

In the event of non-compliance with the covenants prescribed in the loan agreements, including the result of a sharp decline in the market value of the Company’s vessels, such non-compliance would constitute a potential event of default in the absence of available additional assets or cash to secure our debt and bring us into compliance with the debt covenants, and could result in the lenders requiring immediate repayment of the loans.

As of June 30, 2011, we were in compliance with all of our loan covenants and the debt continues to be classified as long-term, except for (i) the principal payments falling due in the next 12 months, (ii) the estimated portion of the Credit Suisse outstanding loan balance relating to M/V Free Hero amounting to $9,574 as a result of the intended sale of the vessel, and (iii) the FBB total outstanding loan balance relating to M/V Free Impala and M/V Free Neptune amounting to $24,412 as a result of the intended sale of the vessels.

Management maintains contact with the lending banks and believes that the Company will cure any potential event of noncompliance in a timely manner should the current market charter rates prevail in the twelve months following the balance sheet date, and vessel values further deteriorate. In addition, management expects that the lenders would not declare an event of default, therefore not demand immediate repayment of the bank debt, provided that the Company pays loan principal installments and accumulated or accrued interest as they fall due under the existing bank debt. Cash being generated from operations together with the planed vessels’ sales is expected to be sufficient for that purpose; there can be no assurance, however, that if current market conditions further deteriorate, and in the event of potential non compliance with such debt covenants in the future years, the lenders will provide waivers.

As of June 30, 2011, the following repayments of principal are required over the next five years and throughout their term for our debt facilities:

(In thousands of U.S. Dollars)

	Long-term debt repayment due by period*
	Total	Up to 1 year	1 – 3 years	3 – 5 years	More than 5 years
Deutsche Bank Nederland	$29,259	$3,000	$22,009	$4,250	$—
Credit Suisse	56,250	16,302	12,608	27,340	—
FBB	24,412	24,412	—	—	—

As of June 30, 2011	$109,921	$43,714	$34,617	$31,590	$—